FORM 4

           U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to Section 16(a) of the Securities
      Exchange Act of 1934, Section 17(a)
      of the Public Utility Holding Company Act of 1935 or
      Section 30(f) of the Investment Company Act of 1940


____    Check this box if no
        longer subject to
        Section 16.  Form 4
        or Form 5 obligations
        may continue.  See
        Instruction 1(b).

1.  Name and Address of Reporting Person
     Borland, Jr.             Paul           C.
    (Last)               (First)        (Middle)

     NS Group, Inc.
     9th and Lowell Streets
    (Street)

     Newport             KY             41072
    (City)               (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     NS Group, Inc. (NSS)

3.   IRS Identification Number of Reporting Person, if an
  Entity (Voluntary)


4.   Statement for Month/Year

     5/98

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          X    Director
          X    Officer (give title)President and COO
               10% Owner
               Other (specify)

7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)

     a)Common Stock
     b)Common stock
     c)Common Stock
     d)Common Stock
     e)Common Stock
     f)Common Stock
     g)Common Stock

2.   Transaction Date (Month/Day/Year)

     a)5/1/98
     b)5/1/98
     c)5/1/98
     d)5/1/98
     e)5/1/98
     f)5/13/98
     g)5/13/98

3.   Transaction Code (Instr. 8)

     Code            V

     a)M
     b)M
     c)M
     d)M
     e)S
     f)M
     g)S

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount           (A) or (D)      Price
     a)9,000 shares      A           $9.53/share
     b)7,500 shares      A           $7.40/share
     c)6,240 shares      A           $3.75/share
     d)5,368 shares      A           $7.25/share
     e)28,108 shares            D    $14.00/share
     f)20,500 shares     A           $4.375/share
    g)20,500 shares            D    $13.75/share

5.   Amount of Securities Beneficially Owned at End of
     Month (Instr. 3 and 4)

     2,100 Shares


6.   Ownership Form: Direct (D) or Indirect (I)
     (Inst4. 3 and 4)

     D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)




Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security ( Instr.3)
     a)Employee stock option (right to buy)
     b)Employee stock option (right to buy)
     c)Employee stock option (right to buy)
     d)Employee stock option (right to buy)
     f)Employee stock option (right to buy)

2.   Conversion or Exercise of Price of Derivative Security
     a)$9.53
     b)$7.40
     c)$3.75
     d)$7.25
     f)$4.375

3.   Transaction Date (Month/Day/Year)
     a)5/1/98
     b)5/1/98
     c)5/1/98
     d)5/1/98
     f)5/13/98

4.   Transaction Code (Instr. 8)
     a)M
     b)M
     c)M
     d)M
     f)M

5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D) (Instr. 3,4, and 5)
     a)9,000   D
     b)7,500   D
     c)6,240   D
     d)5,368   D
     f)20,500  D

6.   Date Exercisable and Expiration Date
     (Month/Day/Year)


     Date Exercisable        Expiration Date
     a)Note 1                 12/4/99
     b)Note 1                 12/3/00
     c)Note 1                 2/18/03
     d)Note 1                 12/1/03
     f)Note 2                 3/1/05

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)


     Title          Amount or Number of Shares
     a)Common Stock      9,000 shares
     b)Common Stock      7,500 shares
     c)Common Stock      6,240 shares
     d)Common Stock      5,368 shares
     f)Common Stock     20,500 shares

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially
     Owned at End of Month (Instr. 4)

     a)0
     b)0
     c)4,160
     d)8,052
     f)0

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
     a)-
     b)-
     c)D
     d)D
     f)-

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


/s/Paul C. Borland, Jr.                 June 1, 1998
Signature of Reporting Person            Date

Explanation of Responses:

Note 1:Exercisable in annual increments of 20% beginning three years after date of grant.

Note 2:Exercisable in annual increments of 33.333% beginning one year after date of grant.